Mr. Sterling Phillips
Chief Executive Officer
Analex Corporation
Suite 300
Alexandria, VA  22303


Mr. Phillips,

Due to potential conflict of interest(s) upon my decision to join
CACI Corporation, I believe it necessary to resign from the Board of Director's of Analex Corporation.

I have tremendously enjoyed the friendships gained and knowledge acquired from sitting on the Board and only wish I could have continued. I greatly appreciate your trust and confidence in my abilities to help grow the Corporation and know you have a great path in front of you.

Wishing you, Analex Corporation and the Board only the best.

Sincerely


Joseph K. Kellogg, Jr.